UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

INFORMATION REQUIREMENTS FOR FILINGS UPON ACQUISITION OF FIVE PERCENT OF A CLASS OF EQUITY SECURITIES SUBJECT TO THE REPORTING REQUIREMENTS OF THE 1934 ACT


                                  SCHEDULE 13D

                        Under the Securities Act of 1934



                            AMERICAN AMMUNITION, INC.
                             (Exact name of Issuer)

                         COMMON STOCK, $0.001 par value
                         (Title of Class of Securities)

                                   023826 10 0
                                 (CUSIP Number)

                                 With a copy to:

American Ammunition, Inc.                         Mintmire & Associates
3545 NW 71st Street                               265 Sunrise Avenue, Suite 204
Miami, FL 33147                                   Palm Beach, FL 33480
Phone Number:  (305) 835-7400                     Phone Number: (561) 832-5696

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 29, 2001
             (Date of Event which Requires Filing of the Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box 9.

-----------------------------------------------------------------------------

(1) Names of Reporting Persons. S.S. or I.R.S. Identification Number of Above Persons

         J.A. Fernandez, Sr.
-----------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member     (a)______________________
     of a Group (See Instructions)             (b)_________X____________

-----------------------------------------------------------------------------

(3)  SEC Use Only

-----------------------------------------------------------------------------

(4)  Source of Funds (See Instructions)

                                            SC

-----------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

                                                     N/A
-----------------------------------------------------------------------------

(6)  Citizenship of Place of Organization:        Florida

-----------------------------------------------------------------------------

Number of Shares Beneficially Owned
By Each Reporting Person With:

(7)  Sole Voting Power:                          5,569,200

(8)  Shares Voting Power:                                0

(9)  Sole Dispositive Power:                     5,569,200

(10) Shares Dispositive Power:                           0

-----------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

                  5,569,200 Shares of Common
-----------------------------------------------------------------------------

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

                  N/A
------------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)

                  18.58%-Common Stock
------------------------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)*

                  IN
------------------------------------------------------------------------------

Item 1. Security and Issuer

     This Schedule 13D relates to the common stock, $0.001 par value (the "Common Stock"), of American Ammunition, Inc., a California corporation (the "Company"), whose principal executive offices are located at 3545 NW 71st Street, Miami, FL 33147.

Item 2. Identity and Background

(a)  J.A. Fernandez, Sr.

(b)  3545 NW 71st Street, Miami, FL 33147

(c)  Chairman of the Board

(d) and (e). During the past five years, neither the Reporting Person nor any person listed on Schedule A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

(f)  USA

Item 3. Sources and Amount of Funds or Other Consideration

     The consideration used to purchase the common stock were all of the shares of American Ammunition, Inc., a California corporation, held by the Reporting Person, pursuant to the terms of a Share Exchange Agreement, dated as of September 29, 2001, American Ammunition, Inc. and FBI Fresh Burgers International, shareholders, including the Reporting Person, Andres Fernandez (the "Share Exchange Agreement")

Item 4. Purpose of Transaction

     The Reporting Person has acquired the shares of Common Stock for investment purposes only.

(a)  Not applicable

(b) As a result of the Share Exchange Agreement and the transactions contemplated in that Agreement, the Reporting Person together with the other American Ammunition, Inc. shareholders named in Item 5 below became controlling shareholders in the Company and American Ammunition, Inc. became a wholly-owned subsidiary of the Company.

(c)  Not applicable

(d) In accordance with the terms and conditions of the Share Exchange Agreement, new members of the board of directors of the Company were elected and new officers were appointed. The directors of the Company are Andres Fernandez, Emilio D. Jara, Emilia Fernandez, Stephen Durland, Maria A. Fernandez, Len Hale and Robert Escobio. The officers of the Company are Andres Fernandez, Emilio D. Jara, Emilia Fernandez and Stephen H. Durland.

(e) through (j) Not applicable

Item 5. Interest in Securities of Issuer

(a) and (b) J.A. Fernandez, Sr. is the beneficial owner of 5,569,200 shares of common stock, which shares represent approximately 18.58% of the issued and outstanding shares of common stock, and has sole voting and dispositive power with respect to 5,569,200 shares of common stock. Andres Fernandez may be deemed to be the beneficial owner of 4,281,900 shares of common stock, which shares represent approximately 14.29% of the issued and outstanding shares of the common stock and1,510,720 shares of preferred stock, which shares represent approximately 93% of the issued and outstanding shares of preferred stock, and as such, may be deemed to have sole voting and dispositive power with respect to 4,281,900 shares of common stock and 1,510,720 shares of preferred stock. Emilio
D. Jara may be deemed to be the beneficial owner of 504,000 shares of common stock, which shares represent approximately 1.68% of the issued and outstanding shares of common stock, and has sole voting and dispositive power with respect to 504,000 shares of common stock. Emilia Fernandez is the beneficial owner of 4,281,900 shares of common stock, which shares represent approximately 14.29% of the issued and outstanding shares of common stock, and has sole voting power and dispositive power with respect to 4,281,900 shares of common stock. Stpehen H. Durland is the beneficial owner of 205,000 shares of common stock, which shares represent approximately 0.68% of the issued and outstanding shares of common stock, and has sole voting and dispositive power with respect to 205,000 shares of common stock. Maria Fernandez is the beneficial owner of 840,000 shares of common stock, which shares represent approximately 2.80% of the issued and outstanding shares of common stock, and has sole voting and dispositive power with respect to 840,000 shares of common stock. Len Hale is the beneficial owner of 168,000 shares of common stock, which shares represent approximately 0.56% of the issued and outstanding shares of common stock, and has sole voting and dispositive power with respect to 168,000 shares of common stock. Together J.A. Fernandez, Andres Fernandez, Emilio D. Jara, Emilia Fernandez,

Stephen H. Durland, Maria Fernandez, Len Hale and Robert Escobio beneficially own 1,850,000 shares of Common Stock, which shares represent 52.88% of the issued and outstanding shares of Common Stock of the Company. J.A. Fernandez, Andres Fernandez, Emilio D. Jara, Emilia Fernandez, Stephen H. Durland, Maria Fernandez, Len Hale and Robert Escobio are of the view that they are not acting as a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934 and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities held by any of them.

(c) To the best knowledge of the Reporting Person, neither the Reporting Person nor any persons named in response to paragraph (a) nor any person set forth in Schedule A, has effected any transaction in Company Common Stock during the past 60 days, except as disclosed herein.

(d) and (e) Not applicable.

     The number shares beneficially owned by the Reporting Person and the percentage of outstanding shares represented thereby are based on the number of outstanding shares as disclosed by the Reporting Person, an officer of the Company.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of Issuer

         None

Item 7. Material to Be Filed as Exhibits

     The Share Exchange Agreement dated as of September 29, 2001, among FBI Fresh Burgers International and American Ammunition, Inc. under which the Reporting Person acquired the shares has been filed as an Exhibit to the Form 8K reporting the event. Such exhibit is incorporated by reference herein.





                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: 11/28/2001   /s/ J.A. Fernandez, Sr.
                  -------------------------------
                  J.A. Fernandez, Sr.